Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Nordic American Tankers Limited:

We consent to the incorporation by reference in the registration statement (No. 333-228603) on Form F-3 of Nordic American Tankers Limited of our reports dated April 29, 2021, with respect to the consolidated balance sheets of Nordic American Tankers Limited and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 20-F of Nordic American Tankers Limited.

/s/ KPMG AS

Oslo, Norway
April 29, 2021